

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04052557

December 20, 2004

James H. Becht
Corporate Secretary and
Associate General Counsel
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2004

Re: Deere & Company
Incoming letter dated November 24, 2004

Dear Mr. Becht:

This is in response to your letter dated November 24, 2004 concerning the shareholder proposal submitted to Deere by Melroy Buhr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Melroy Buhr
13727 Howard Avenue
Elma, Iowa 50628

3/5/89



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5574
Fax (309) 749-0085 or (309) 765-5892
Email: BechtJamesH@JohnDeere.com

James H. Becht
Corporate Secretary and
Associate General Counsel

VIA OVERNIGHT COURIER

24 November 2004


RECEIVED
PROCESSING
NOV 26 2004

Filing Desk
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Deere & Company Commission File 1-4121
Rule 14a-8(j) Shareholder Proposal Exclusion Notice

Dear Sirs:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act"), Deere & Company (the "Company") hereby notifies the Commission that it intends to exclude from the proxy statement for the annual meeting of shareholders to be held on February 23, 2005 the attached shareholder proposal from Mr. Melroy Buhr. The proposal is being excluded on the basis that the proposal was received on November 24, 2004 after the properly determined deadline of September 17, 2004 set forth in the prior year's proxy statement as required by Rule 14a-8(e)(2) of the Act.

This submission is being made later than 80 days before the Company currently intends to file its definitive proxy materials on or about January 13, 2005 because the Company received the proposals after the 80-day deadline had passed. Accordingly, the Company requests that the 80-day requirement be waived.

Please find enclosed six copies of this letter and the proposal.

If you have any questions please call me at 309-765-5574.

Sincerely,

James H. Becht

James H. Becht

Enclosures

c: Mr. Melroy Buhr
Office of Chief Counsel, Division of Corporate Finance

November 18, 2004

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098



Re: Stockholder proposal

Dear Corporate Secretary,

The proposal submitted shall be: Deere & Company shall keep the pension fund fully funded at all times.

It is irresponsible for Deere & Company not to keep the pension fund funded to protect the future of retirees. If Deere wants to be a leader, the uncertainty of the retirees are not acceptable.

Melroy Buhr
13727 Howard Avenue
Elma, Iowa 50628

1 share of common stock

I have a material concern to the financial future of Deere & Company. I have a defective machine that Deere & Company has not resolved yet.

Signed: Melroy Buhr

Dated: November 18, 2004

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated November 24, 2004

The proposal relates to Deere's pension fund.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(e)(2) because Deere received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Deere did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Deere's request that the 80-day requirement be waived.

Sincerely,



Daniel Greenspan
Attorney-Advisor